Mail Stop 4561

August 18, 2006

By U.S. Mail and Facsimile to (310) 888-6704

Mr. Christopher J. Carey
Chief Financial Officer
City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

>   **Re: City National Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 15, 2006**
>   **File No. 001-10521**

Dear Mr. Carey:

We have reviewed your response dated July 20, 2006, and have the following additional comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Policies

1. Please refer to prior comment 2. Please provide us the analysis you performed to determine that your operations have similar economic characteristics, permitting aggregation. Also, provide us an example of the report regularly reviewed by your chief operating decision maker to make decisions about resource allocation and to assess performance. If these reports differ from those reviewed by the Board of Directors for purposes of making decisions, please also provide an

example of the reports reviewed by the Board. Refer to paragraphs 10 and 17 of
SFAS 131.

Goodwill and Intangibles, page A-11

2. Please refer to prior comment 4. Please revise to further explain the terms of the
restructuring of the agreement with your affiliate. In your revision, please
quantify your ownership and profit sharing prior to the restructuring and in each
applicable subsequent period.

3. Please refer to prior comment 4. Please revise to disclose your basis for allocating
the reduction of goodwill over the transition period rather than in the third quarter
of 2005, when the revised agreement was entered into.

Note 5: Loans, Allowance for Loan Losses, and Reserves for Off-Balance Sheet Credit
Commitments, page A-18

4. Please refer to prior comment 6. In our review of the allowance activity in 2003,
it appears that the provision ($29 million) and the portion of the allowance
transferred to the liability for off-balance sheet commitments ($2.1 million) have
been netted as the single line item in your rollforward "Transfers to off-balance
sheet reserve." If this is correct, please revise your future filings to present a
separate line item for the amount charged to provision, as applicable. If this is not
correct, please explain the nature of the $26.9 million increase to your allowance
for loan loss which has been labeled "Transfers to off-balance sheet reserve."

*   *   *

As appropriate, please revise your future filings, beginning with the Form 10-Q
for the period ending September 30, 2006, and respond to these comments within 10
business days or tell us when you will provide us with a response. Please file your
response on EDGAR. Please provide us with your response to our comments along with
drafts of the proposed revisions to be included in your future filings. Please furnish a
cover letter with your response that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

   You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551- 3851if you have questions regarding comments on the financial statements and related matters.

          Sincerely,

          Paul Cline
          Senior Accountant